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                                                                    Exhibit 99.2

[VIVENDI UNIVERSAL LOGO]


                   SIGNING OF VIVENDI UNIVERSAL ENTERTAINMENT
                         US$ 1.62 BILLION LOAN FACILITY

PARIS, NOVEMBER 26, 2002 - Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP] announces today the signing of an extension to a US$ 1,620,000,000 Loan Facility provided to its subsidiary Vivendi Universal Entertainment LLLP. This extension is provided by Banc of America Securities LLC and J.P. Morgan Securities Inc., as Lead Arrangers and Bookrunners. The loan has its final maturity date on June 30, 2003 and in certain circumstances Vivendi Universal Entertainment may elect to extend up to US$ 420,000,000 of the loan until September 30, 2003.

The new facility extends an existing loan for the same amount maturing in November 2002 and which was originally arranged to fund the acquisition of USA Networks which closed on 7 May, 2002.

In the context of the financial and strategic restructuring of Vivendi Universal, this facility contributes to the stability of one of the Group's key strategic businesses. It represents a further important milestone in the financial restructuring of Vivendi Universal.

Long term consolidation of this credit line is expected to be mainly realized via the securitization of film rights and library.

IMPORTANT DISCLAIMER
This press release contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that: the new credit facility does not provide Vivendi Universal or Vivendi Universal Entertainment with the increased financial flexibility or stability they expect; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.

                  Analyst and institutional investor contacts:
                               Vivendi Universal:

               Medias Paris                      Investor Relations Paris
              Antoine Lefort                          Daniel Scolan
             +33.1.71.71.11.80                      +33.1.71.71.14.10
               Alain Delrieu                         Laurence Daniel
             +33.1.71.71.10.86                      +33.1.71.71.12.33

                 New York                                New York
               Anita Larsen                         Eileen McLaughlin
              +1.212.572.8961                        +1.212.572.1118

      Vivendi Universal Entertainment
        Sue Fleishman or Iris Gelt
    +1.818.777.8063 or +1.818.777.9775

Press release also available at the following website: www.vivendiuniversal.com


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